Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly-Held Company	NIRE 35300010230

NOTICE TO STOCKHOLDERS

In accordance with Management’s Proposal in connection with the Extraordinary General Stockholders’ Meeting to be held on January 31, 2021 (“ESM”), Itaú Unibanco Holding S.A. (“Company”) informs its stockholders that the name of the new company to be incorporated as a result of the partial spin-off of the Company will be XPart S.A.

All information regarding the ESM and XPart S.A. is included in the Management’s Proposal, available on the Company’s Investor Relations website (www.itau.com.br/relacoes-com-investidores), as well as on the websites of CVM (www.cvm.gov.br) and B3 – Brasil, Bolsa, Balcão (www.b3.com.br).

São Paulo (SP), January 27, 2021.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence